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                              January 31, 2022

       Bryan Bullett
       Chief Executive Officer
       Bit Digital, Inc.
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc.
                                                            Amendment No. 6 to
                                                            Registration
Statement on Form F-3
                                                            Filed January 24,
2022
                                                            File No. 333-258330

       Dear Mr. Bullett:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2022 letter.

       Amendment No. 6 to Registration Statement on Form F-3

       Prospectus Summary
       Custodian Accounts, page 7

   1. Please remove your reference to stablecoins in the first paragraph of this section, and disclose the specific
stablecoins, if any, you hold or intend to hold.
       Risk Factors, page 13

   2. We note that you added the following statement: "[r]ecent statements and regulatory
                                                        actions by China   s
government, such as those related to the use of variable interest entities
                                                        (VIEs) and ban on
digital asset transactions and data security or anti-monopoly concerns,
 Bryan Bullett
Bit Digital, Inc.
January 31, 2022
Page 2
      may have an adverse effect on the Company in view of its prior operations, but are not expected to result in an adverse impact on our corporate structure going forward or have a material change in our operations and/or the value of our securities or significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or be worthless." In addition, you removed the following statement: "[t]hese risks and others could result in a material change in the value of our securities and/or significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless." Please revise this paragraph to remove the first statement because it appears to be a disclaimer not appropriate for an introduction to the risk factors section. In addition, replace the second statement because you continue to have subsidiaries in Hong Kong.
      Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at
(202) 551-
3666 with any questions.



                                                            Sincerely,
FirstName LastNameBryan Bullett
                                                            Division of
Corporation Finance
Comapany NameBit Digital, Inc.
                                                            Office of Finance
January 31, 2022 Page 2
cc:       Elliot H. Lutzker, Esq.
FirstName LastName